DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, TX, 78701 www.dlapiper.com Drew Valentine Drew.valentine@us.dlapiper.com T (512) 457-7019

April 22, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Charles Eastman

Hugh West

Sarah Sidwell

Jay Ingram

Re: Sow Good Inc.

Registration Statement on Form S-1 Amendment No. 2

Filed on April 16, 2024

File No. 333-277042

Ladies and Gentlemen:

On behalf of Sow Good Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission the (“SEC”) by comment letters dated April 19, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 Amendment No. 2 (the “Registration Statement”). This letter is being submitted together with Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment No. 3.

Division of Corporation Finance

April 22, 2024

General

1.
Please update disclosure throughout your registration statement regarding the number of outstanding securities to reflect information as of the date of your prospectus. For example, on page 9 you provide the number of outstanding stock as of December 31, 2023 and on page 79 you provide the number of outstanding stock as of April 15, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly to provide an outstanding share count as of the date of the prospectus, along with a reconciliation from the latest balance sheet date for the benefit of investors in several instances. Please see our revisions on pages 8, 9, 29, 37, 40, 41, 80 and 81.

2.
We note that your registration statement includes some exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Company respectfully acknowledges the Staff’s comment and has filed all exhibits and information in Amendment No. 3. The Company acknowledges that the SEC needs sufficient time for review.

Prospectus Summary

Recent Developments, page 4

3.
We note you issued common stock in a private placement offering ("2024 PIPE") on March 28, 2024 at a price of $7.25 per share. We also note that the closing price of your stock, on the same date, was $10.50. Please explain to us how you determined the fair value of the common stock in the 2024 PIPE (i.e., $7.25). In your response, discuss how you considered your market activity (i.e., stock price, trading volume, etc.) and provide us with the authoritative guidance you used to support your accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 3 accordingly on page 4 to provide more clarity on the 2024 PIPE. In addition, we have provided the Staff with supplemental information showing the trading data for the Company’s common stock traded on the OTCQB market for the 30 days leading up to

Division of Corporation Finance

April 22, 2024

and including that date the definitive documentation for the 2024 PIPE was executed (the “30-Day Measuring Period”).

As noted in the revised disclosure, the 2024 PIPE was priced at $7.25 and was determined in the course of arms-length negotiations with the Unaffiliated PIPE Investors in the weeks leading up to the date the definitive documentation was executed. The Unaffiliated PIPE Investors purchased 69.2% of the shares issued in the PIPE. The purpose of the 2024 PIPE was to provide the Company with additional capital needed to continue to expand its manufacturing capacity as the demand for the Company’s products continued to expand beyond the Company’s capacity. The Unaffiliated PIPE Investors and the Company determined the $7.25 price based on (a) trading data during the course of the negotiations, (b) the fact that the 2024 PIPE was going to result in the issuance of restricted shares and thereby the Unaffiliated PIPE Investors would be receiving securities that could not be sold for six months (i.e. a lack of liquidity discount was applied), (c) the uncertainty of the ability of the Company to complete its first public offering as a freeze dried candy company in an unconstructive capital markets environment, (d) the commercial history of the Company having only sold freeze dried candy for approximately one year and only recently profitably, and (e) the nascent stage and uncertainty of the freeze dried candy market generally. All of these concerns led to the determination of the $7.25 price which was a 14.9% discount to the average closing price of the Company’s common stock over the 30-Day Measuring Period and a 21.2% discount to the volume weighted average price (“VWAP”) of the 30-Day Measuring Period. The Company does not believe the price of the 2024 PIPE was off-market for similarly situated PIPEs or unreasonably low, even if the discount to the VWAP on March 28, 2024, the date of the definitive documentation was executed, was 29.9%.

In terms of the trading data, the Company respectfully refers the Staff to the supplementally provided trading information for the 30-Day Measuring Period. The Company believes the trading data shows the Company’s common stock during the 30-Day Measuring Period (the time when the negotiations with the Unaffiliated PIPE Investors was taking place) was trading erratically in terms of volume and price, and thereby an unreliable price discovery mechanism. From a volume standpoint, in 19 of the 30 days, fewer than 1000 shares of the Company’s common stock were traded. In 11 of those 19 days, fewer than 500 shares of the Company’s common stock were traded. This had the effect of significant volatility on the pricing of the Company’s common stock. For example, on February 9, 2024 a mere 400 shares traded with a closing price of $9.70 and a VWAP of $9.63. Two trading days later, on February 14, 2024, 10,000 shares (a significant increase in volume) traded with a closing price of $7.50 and a VWAP of $7.51, representing a 22.7% and 22.0% decrease, respectively. Other examples of erratic trading data can be seen in the 30-Day Measuring Period, for example March 5, 2024, 2,420 shares sold with a VWAP of $10.10, but the next trading day March 6, 2024, the VWAP was $7.98. Again, on March 14, 2024, a mere 100 shares traded with a VWAP of $8.50. The next day on March 14, 2024, 1,500 shares traded with a VWAP of $7.90, and the trading day after, March 18, 2024 a mere 270 shares traded with a VWAP of $7.25 (the price per share of the

Division of Corporation Finance

April 22, 2024

2024 PIPE). The Company does not believe these swings in volume and price during the course of the negotiations surrounding the 2024 PIPE are emblematic of an accurate pricing discovery mechanism that accompanies a more heavily traded, better-known issuer. However, as mentioned above, it was one data point that was used in the negotiations with the Unaffiliated PIPE Investors.

The Company openly acknowledges the spike in volume and price at the end of the 30-Day Measuring Period, and particularly on March 28, 2024, the date of the consummation of the 2024 PIPE. On the advice of counsel, the Company entered into the definitive documentation with the Unaffiliated PIPE Investors after a number of trading days had passed subsequent to the release of the Company’s Annual Report on Form 10-K, to (a) allow the Unaffiliated PIPE Investors to reevaluate their investment and (b) cleanse the Company and any of the related party purchasers of concerns of conducting a private placement on the basis of material non-public information. However, at this point, the Unaffiliated PIPE Investors were set on a $7.25 price, again based not only on the trading data, but the other concerns listed above (not the least of which is the fact that they were receiving restricted securities).

As mentioned in the revised disclosure, related parties of the Company purchased 30.8% of the shares sold in the 2024 PIPE. These related parties purchased with a view to “fill out” the offering after the determination of the price with the Unaffiliated PIPE Investors, and in an effort to provide additional capital knowing that there was significant uncertainty in a successful registered public offering to investors that had never seen the Company as a freeze dried candy business (the predecessor company was an oil and gas focused business). In other words, this offering is more similar to an initial public offering than a traditional follow-on, and the initial public offering market generally has been unconstructive for most issuers since early 2022. The 2024 PIPE was unanimously approved by the disinterested members of the Company’s board of directors as being in the best interest of the Company and its stockholders.

The share price of $7.25 for the offering was established by the Company’s Board of Directors and officers authorized by the Board of Directors, who used Level 1 inputs under ASC 820 to determine the then-current VWAP for the 30-Day Measuring Period prior to pricing of the offering, plus a 14.9% discount to the average closing price of the Company’s common stock over the 30-Day Measuring Period and a 21.2% discount to the VWAP of the 30-Day Measuring Period, which was deemed by the authorized officers of the Company to be adequate to offset the risk to the shareholders related to the six month restriction on divesting or transferring the shares, the risk associated with likelihood of the potential public offering and uplisting, and the other risks related to investing in an early stage freeze dried candy business as discussed above. In terms of accounting treatment for the issuance and sale of the shares in the 2024 PIPE, using the share price of $7.25, and issuing 515,597 shares, the Company will record cash received of $3,738,078.25, Common Stock of $5,156, and Additional Paid-in-Capital of $3,732,844 in the

Division of Corporation Finance

April 22, 2024

second quarter of 2024. Third-party fees associated with the issuance of the shares will be a reduction to Additional Paid-in-Capital.

4.
We note you entered into warrant exercise agreements (the "Warrant Exercise Transaction") on April 15, 2024 where you agreed to amend certain existing promissory notes resulting in a reduction to the principal amounts of debt owed, as well as the issuance of 2,186,250 shares of common stock. Please address the following items.
•
Provide us with a thorough analysis of the Warrant Exercise Transaction and tell us the specific authoritative guidance you used to support your accounting treatment.
•
We refer to the first sentence on page 5 where you disclose "The net result of the Warrant Exercise Transaction...". Expand your disclosure to provide a more granular discussion of the transaction and the impact on each of your financial statements, differentiating the accounting treatment for the debt modification and the warrant modification.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 4 and 5 of Amendment No. 3 to provide greater clarity on the Warrant Exercise Transaction. As mentioned in the disclosure, the Warrants were issued between December 2021 and May 2023. For the overwhelming majority of this time period, the Company had not yet pivoted to selling freeze dried candy, which is the only reason the Company is experiencing its recent results. The Warrants were preexisting contractual obligations of the Company with exercise prices varying from $2.21 to $2.60 and were not modified in connection with the Warrants Exercise Transaction. As noted in the disclosure, the Warrants were issued in connection with the issuance of the Notes and contained a redemption feature in allowing the Company to redeem the Warrants for $0.001 per Warrant if the daily VWAP per share over thirty consecutive trading days is above $9.00. The Notes allowed for prepayment in whole, but not partial prepayment. The Notes were thereby amended to allow for the partial prepayment of the Notes in an amount equal to the exercise price of the Warrants. The purpose of the Warrant Exercise Transaction was to provide the Company’s early investors with the convenience of not having to wire an exercise price to the Company, while simultaneously allowing the Company to reduce the debt on its balance sheet (a benefit for the investors in this offering).

In terms of the accounting treatment of the Warrant Exercise Transaction the Company calculated the assumed proceeds from the Warrant Exercise Transaction as $5,299,112.50. The Company issued 2,186,250 shares, and will recognize $2,186.25 credit to Common Stock, and $5,296,926.25 of Additional Paid-in-Capital, in the second quarter of 2024. Of the assumed proceeds, the Company used $3,620,000 of the assumed proceeds from the Warrant Exercise

Division of Corporation Finance

April 22, 2024

Transaction to fully extinguish certain Notes, which were classified as long-term debt, current portion, on the balance sheet, and satisfy $98,750 of accrued interest on one of the fully extinguished Notes. The remainder of the accrued interest on the fully extinguished Notes was paid in cash. In accordance with ASC 470-50-40-2, the Company will recognize the remaining unamortized deferred debt costs of $696,502 related to these Notes in the second quarter of 2024 as a loss on the extinguishment of debt.

The Company used the remaining $1,580,362.50 of the assumed proceeds from the Warrant Exercise Transaction to partially prepay the Notes, amended to allow for partial prepayment. This was a reduction to long-term debt, current portion. The Company performed a 10% cash flow analysis on each of the amended Notes to compare the present value of the remaining cash flows of the original Note to the present value of the cash flows of the amended Notes, using the effective interest rate of the original Note. The Company determined that the Notes were not substantially different and would be considered modified, rather than extinguished, under ASC 470-50-40-12. However, the Company elected to recognize a ratable portion of deferred debt costs for the partially prepaid Notes in the second quarter of 2024. We believe this election will allow the Company to have more comparable interest expense relative to debt as we continue to amortize the remaining unamortized deferred debt costs in future periods.

Dilution, page 40

5.
Please provide to us supplementally your computations of historical net tangible book value (deficit), pro forma net tangible book value, and pro forma as adjusted net tangible book value, as discussed in the paragraphs preceding the dilution table.

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided our computations for historical net tangible book value (deficit), pro forma net tangible book value, and pro forma as adjusted net tangible book value, as discussed in the paragraphs preceding the dilution table. The Company would be appreciative of the opportunity to walk through the computations with a member of the Staff, at the Staff’s convenience.

* * * *

Division of Corporation Finance

April 22, 2024

We and the Company appreciate the Staff’s attention to the review of Amendment No. 3. Please do not hesitate to contact me at (512) 457-7019, or in my absence Jordyn Giannone at (212) 335-4542, if you have any questions regarding this letter or Amendment No. 3.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew Valentine

Drew Valentine

Partner

DLA Piper (US) LLP

Enclosures

cc: Ira Goldfarb (Sow Good Inc.)

Claudia Goldfarb (Sow Good Inc.)

Jordyn Giannone (DLA Piper LLP (US))

John J. Slater (Latham & Watkins LLP)